SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CMSF CORP.
(Name of Issuer)

Common Stock, par value $0.000001 per share
(Title of Class of Securities)

133765107
(CUSIP Number)

Ruskin Moscou Faltischek, P.C.
1425 RXR Plaza
East Tower, 15th Floor
Uniondale, NY  11556
Attn: Stuart M. Sieger, Esq.
(516) 663-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 133765107

1	NAMES OF REPORTING PERSONS Stuart M. Sieger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 118,872,228
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 118,872,228
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,872,228
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Schedule 13D filed by Mr. Stuart M. Sieger (the “Schedule 13D”) relates to the common stock, par value $0.000001 per share (“Common Stock”) of CMSF Corp., a Delaware corporation (the “Issuer”) with its principal executive offices located at 980 Enchanted Way, Suite 201 A/B, Simi Valley, California.

Item 2.	Identity and Background.

(a)	This Statement is being filed by Stuart M. Sieger.

(b)	The business address of Stuart M. Sieger is c/o CMSF Corp., 980 Enchanted Way, Suite 201 A/B, Simi Valley, California.

(c)
Stuart M. Sieger is Vice President and Secretary of the Issuer.  The Issuer is engaged in the technology development business and owns and operates a substantial micro electric mechanical systems and Spintronics fabrication facility.  Its principal office is located at 980 Enchanted Way, Suite 201 A/B, Simi Valley, California.

(d)-(e)
Stuart M. Sieger has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Stuart M. Sieger is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 23, 2011, CMSF, Inc., the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Plures Technologies, Inc., a Delaware corporation, now known as Plures Holdings, Inc. (“Plures”).  Other parties to the Merger Agreement are RENN Universal Growth Investment Trust PLC, a public limited company registered in England and Wales and a stockholder of the Issuer (“RENN Universal”), RENN Global Entrepreneurs Fund, Inc., a Texas corporation and a stockholder of the Issuer (“RENN Global”), and the Issuer’s newly formed, wholly owned subsidiary, Plures Acquisition Corp., a Delaware corporation (“Merger Sub”).

On August 10, 2011 (the “Effective Time”), there was a consummation of the merger (the “Merger”) contemplated by the Merger Agreement, in which Plures was merged with Merger Sub, with Plures as the surviving corporation.  As part of the merger, the name of Plures was changed to Plures Holdings, Inc., which became a wholly-owned subsidiary of the Issuer.

As of the Effective Time of the Merger, Stuart M. Sieger acquired 118,872,228 shares of the Common Stock as a result of the Merger.  The consideration for the purchase price of the Common Stock was the securities of Plures, the company whose securities were acquired in the Merger.

Item 4.	Purpose of the Transaction.

Stuart M. Sieger does not have any plans or proposal as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
Stuart M. Sieger beneficially owns 118,872,228 shares of Common Stock of the Issuer, or approximately 5.2% of the issued and outstanding shares of the Common Stock of the Company. In the future, Stuart M. Sieger could acquire approximately 113,050,000 shares that are currently held by Mr. Glenn Fricano only if and when transfer of the same will not cause Stuart M. Sieger’s ownership to exceed 10% of the issued and outstanding Common Stock of the Company.

(b)
Stuart M. Sieger:   Stuart M. Sieger

                 (i) has the sole power to vote or to direct the vote of 118,872,228 shares of the Company’s Common Stock;

                                                 (ii) has shared power to vote or to direct the vote of zero (0) shares of the Company’s Common Stock;

                                 (iii) has the sole power to dispose or to direct the disposition of 118,872,228 shares of the Company’s Common Stock;

                                 (iv) has shares power to dispose or to direct the disposition of zero (0) shares of the Company’s Common Stock.

(c)	The information provided in response to Item 3 is incorporated herein by reference.

(d)	Not Applicable.

(e)	Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in response to Item 3 and Item 4 above is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Agreement and Plan of Merger and Reorganization (incorporated by reference to report on Form 8-K filed on May 25, 2011).

Amendment to Agreement and Plan of Merger and Reorganization (incorporated by reference to report on Form 8-K/A filed on August 3, 2011).

Second Amendment to Agreement and Plan of Merger and Reorganization (incorporated by reference to report on Form 8-K/A filed on August 4, 2011).

Third Amendment to Agreement and Plan of Merger and Reorganization (incorporated by reference to report on Form 8-K/A filed on August 8, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stuart M. Sieger
Stuart M. Sieger

Date: August 18, 2011